Exhibit 99.1

ReneSola Announces Notice of Annual General Meeting

Shanghai, China, July 25, 2018 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading solar project developer and operator, today announced that its annual general meeting (the "AGM") will be held at the office of Kirkland & Ellis International LLP at 11th Floor, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong New District, Shanghai, China at 2:00 p.m. (Beijing time) on September 5, 2018.

Copies of the notice of the AGM, proxy form, poll card and annual report are available on ReneSola's investor relations website at http://ir.renesolapower.com.

AGM Resolutions

The following resolutions to be proposed at the AGM will require a simple majority of the votes cast by the shareholders present in person or by proxy:

1.	As a resolution of shareholders, to receive, consider and approve the consolidated financial statements of the Company for the year ended 31 December 2017, together with the reports of the auditors thereon.

2.	As a resolution of shareholders, to re-elect Mr. Martin Bloom as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company's articles of association.

3.	As a resolution of shareholders, to authorise the board of directors of the Company to re-appoint PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company until the conclusion of the next general meeting of the shareholders of the Company.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Mr. Johnny Pan

+86 (21) 6280-9180 x131

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com